NLS PHARMACEUTICS ltd.

The Circle 6

8058 Zurich, Switzerland

March 31, 2025

Via EDGAR

Eric Atallah

Angela Connell

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. Amendment No. 1 Registration Statement on Form F-4 Filed March 3, 2025 File No. 333-284075

Dear Sirs and Madams,

The purpose of this letter is to respond to the comment letter of March 20, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Draft Registration Statement on Form F-4. For your convenience, your original comments appear in bold text, followed by the responses of NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology). We are concurrently filing Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”).

Page references in our responses are to Amendment No. 2. Unless otherwise stated, any defined terms in Amendment No. 2 apply within this letter.

Amendment No. 1 to Registration Statement on Form F-4

Q: Is the CVR payment secured or guaranteed?, page xi

1.	You state that even if the Merger is completed, there is no guarantee that any proceeds will be paid to NLS shareholders under the CVR Agreement. Please briefly explain why NLS shareholders may not receive proceeds from the CVR Agreement and the limitations on the combined company’s obligations to sell the Legacy Assets as you do on page 91 and 128.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Table of Contents, page ii

2.	We note your disclosure on page 94 that, based on the Finders Agreement, NLS shall issue H.C. Wainwright warrants to purchase $500,000 worth of NLS common shares. As such, please include H.C. Wainwright’s warrants in this section or please advise.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

March 31, 2025

The Merger

NLS’s Background of the Merger, page 93

3.	We note your response to prior comment 22 and reissue in part. Please include a description of how the potential target companies were identified including any criteria considered and quantify the total number of potential target companies considered.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2

4.	You state on page 94 that NLS management considered the feasibility and attractiveness of one or more potential transactions between NLS and Kadimastem. Please briefly discuss the other transactions considered.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.to clarify that no other transactions with Kadimastem were considered.

5.	You state that on August 19-21, 2024 and August 23, 2024 a series of follow-up meetings transpired discussing deal structure and valuation methodologies. We further note your disclosure that NLS proposed a percentage ownership of 15-17% of the combined company. Please revise to disclose how NLS determined this initial range. Please also revise to describe how the Exchange Ratio was finalized.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

6.	You state that between August 29, 2024 and November 4, 2024, Sullivan and Pearl Cohen exchanged drafts and negotiated the terms of the CVR Agreement. Please describe in more detail the material terms of the negotiations. In particular, please discuss how the parties determined which of NLS’s assets would be subject to the CVR Agreement.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

7.	We note your statement that NLS and Kadimastem reviewed several comparable companies. Please revise to disclose these comparable companies.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Fairness Opinions and Valuation Reports of Moore Financial Consulting, page 104

8.	We note your response to prior comment 26 and revised disclosure. Please further revise to provide a cross-reference to the location of the forecasts and underlying assumptions in Annex E.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Kadimastem Overview, page 131

9	We note your response to prior comment 36 and reissue in part. Please clarify, if true, that any enhancement of treatment resulting from the transplantation of mature cells has yet to be observed in a clinical trial.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

AstroRx - Development of a Drug for the Treatment of..., page 132

10.	We note your response to prior comment 38 and reissue. You state that AstroRx were demonstrated to promote neuroprotection and to maintain homeostasis. Please revise to identify and describe the studies or trials where these effects were observed and to clearly present the data supporting your claim. To the extent this statement is based on the Phase 1/2a trial of AstroRx, please revise this statement and other similar statements in the prospectus to clarify that these effects were no longer observed at the 6- and 12-month follow-ups.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

March 31, 2025

11.	In response to prior comment 41 you state that you have removed the use of p-values but we note they continue to be used on page 135 and in your figures labeled Results AstroRx 30month Follow-up and AstroRx Phase1/2a Study: 1-Year Follow-up Results. As such, please define p-value at first use.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

iTOL-102, page 142

12.	You state that the Diabetes Research Institute presented results of iTOL-102 POC that demonstrated it can “effectively restore normoglycemia in a model of diabetes.” We remind you that efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise or remove this statement.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

In-Scaffold-IsletRx, page 143

13.	We note your response to prior comment 45 and revised disclosure. Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to “efficacy” and “effective.”

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Key Commercial Agreements

License Agreement with Yeda Research and Development Ltd., page 144

14.	You state that the agreement stipulates payments to be made to Yeda in accordance with certain milestones as well as royalty payments beginning from the first commercial sale of a product and that the agreement terminates upon expiration of Yeda’s patent licensed to Kadimastem under the agreement, among other things. Please quantify the royalty rate, or a range no greater than 10 percentage points per tier; disclose when royalty provisions expire, and if the expiration is based on a number of years following commercialization disclose the number of years; and state the expiration of Yeda’s patent. Please also file this agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2. In addition, we have filed the agreement as an exhibit to Amendment No. 2.

Intellectual Property, page 145

15.	We note your response to prior comment 19. Please include the expiration date for each patent listed.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

NLS’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Overview, page 160

16.	We note your revised disclosure in response to prior comment 46, however it does not appear that you have disclosed all material terms of your license agreement with Aexon Labs. For example, we note from the disclosure on page E-39, that the agreement required upfront payments of $200,000. Please revise to disclose all material terms of your license agreement.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Capital Resources and Liquidity, page 168

March 31, 2025

17.

We note your revisions in response to prior comment 47 are only showing the partial effects of the merger transaction with Kadimastem. For example, we note the pro forma balance sheet presents the recognition of goodwill and the elimination of certain liabilities that are related to other transactions as part of the merger agreement with Kadimastem. As such, your pro forma presentation only showing partial effects of the merger does not appear appropriate under Article 11 of Regulation S-X.

Further, it is also unclear how your pro forma balance sheet disclosure satisfies the requirements in Item 303(b)(1)(ii) of Regulation S-K, which requires a description of your material cash requirements, the anticipated source of funds needed to satisfy such requirements and any know material trends in your capital resources. Please revise your filing accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2 by providing a narrative disclosure.

Kadimastem’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 173

18.	We note your revised disclosures in response to prior comment 48, cite multiple factors that impacted your R&D expenses and G&A expenses, but you do not quantify the impact of the factors cited. For example, on page 175 you state that the primary factors impacting your R&D expenses were workforce reductions, reduction in external research services and lower laboratory operational costs. Please revise your disclosures to quantify the extent to which each factor contributed to the overall change in that financial statement line item. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Executive Compensation and Share Ownership, page 186

19.	Please update your disclosure to include the executive compensation for the 2024 fiscal year.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements, page 189

20.	You disclose that the historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, including material subsequent events that will occur either prior to or in connection with the closing of the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. SEC Release No. 34-88914 amended Article 11 of Regulation S-K to replace these criteria with three types of adjustments - transaction accounting adjustments, autonomous entity adjustments and management adjustments. Please revise your disclosure accordingly. Refer to Article 11-01(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss, page 194

March 31, 2025

21.	We note your response to comment 51. However, it does not appear as though you have reconciled the weighted average number of shares outstanding for Kadimastem. In this regard, we note that Kadimastem’s weighted average shares outstanding presented in your pro forma statement of operations is 4,193,689 compared to 42,424,000 in Kadimastem’s audited financial statements on page G¬40. Please advise or revise your filing accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 2.

Note 2 - Pro Forma Adjustments, page 196

22.	Refer to prior comment 57. We note that adjustment (G) reflects reductions in accounts payable, trade payables and accrued pension liability because of successfully implemented restructuring measures. Please tell us where you have described your restructuring plans. Your management discussion and analysis should describe any restructuring plans you have initiated after the balance sheet date and quantify the effects of any costs incurred and/or cost savings.

Response: We have revised the disclosure in the Management’s Discussion and Analysis discussion contained in Amendment No. 2 to include a detailed discussion of our restructuring plans.

23.	Refer to prior comments 58 and 59. Your disclosure related to adjustment (P) indicates that the warrants will not be granted until the loans are converted into shares, which conversions are expected to occur at the timing of Closing. Once issued, the warrants will have an exercise period of 42 months. Given the uncertainties around if and when such warrants will be exercised, please tell us why you believe it is appropriate to reflect the gross proceeds for the exercise of the warrants in your pro forma balance sheet.

Response: We acknowledge the inherent uncertainties surrounding warrant exercises. However, we have received confirmation from the loan holders that, upon approval of the contemplated merger with Kadimastem Ltd., the loan holders intend to convert their loans into shares and exercise the associated warrants, all prior to the closing of the merger. We believe that these confirmations provide a reasonable basis to assume that the warrant exercises will occur. Furthermore, given the expected market value of the underlying shares, the exercise of the warrants is economically beneficial to the holders. As a result, we believe the adjustments to reflect the gross proceeds for the exercise of the warrants should be included in the pro forma financial statements, as they are factually supportable, directly attributable to the transaction, and enhance transparency for investors.

24.	Refer to adjustment (S). In light of the significant allocation to Goodwill, please explain your analysis related to the recognition of identifiable assets acquired and liabilities assumed.

Response: Due to the nature of the company as a biotech company, a substantial portion of its patents and related in-process research and development (IPR&D) are not being retained, except for the DOXA program. Based on our current evaluation, we believe the fair value of the DOXA program will not be significant relative to the overall transaction.

As a result, the majority of the preliminary purchase price allocation has been attributed to goodwill. This allocation reflects the absence of significant identifiable intangible assets beyond the DOXA program, as well as the strategic rationale for the acquisition, including anticipated synergies, workforce, and future growth potential, which do not meet the criteria for separate recognition under ASC 805.

Additionally, we did not identify any separately recognizable intangible assets—such as trademarks, customer relationships, or developed technology—based on valuation methodologies like the income approach (e.g., relief-from-royalty or multi-period excess earnings method). As the purchase price allocation remains preliminary, we will continue to refine our analysis and update our disclosures as necessary upon completion of our detailed valuation assessment.

Note 5 - Estimated Purchase Price Consideration, page 199

March 31, 2025

25.	We note that in connection with the merger transaction, NLS plans to issue contingent value rights (CVRs) to its shareholders, which will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by NLS from the disposition of the Legacy Assets (including the mazindol ER but excluding the DOXA platform). Please explain how you evaluated these CVRs as a form of contingent consideration under paragraphs 39-40 of IFRS 3 and your consideration for inclusion in your pro forma financial statements.

Response: At this time, an in-depth analysis of the contingent value rights CVRs has not been conducted due to the nature of the negotiated arrangement between NLS and Kadimastem as part of the merger agreement. The CVRs will cover certain intellectual property (IP) assets and related data, excluding the DOXA platform. These CVRs will be structured as held-for-sale assets with a defined sale period of 12 months. If the assets are not sold within this timeframe, the CVR structure will be terminated.

Pursuant to the terms of the merger agreement, the merged company has committed to supporting the maintenance of the IP portfolio and other related expenses in an amount up to $100,000 during the 12-month period post-closing. Any proceeds from the disposition of these legacy assets will be distributed exclusively to the current shareholders of NLS and not to the shareholders of Kadimastem.

Since the CVRs do not constitute contingent consideration under IFRS 3 (as they are not an obligation of the acquirer to the seller), they have not been included in the preliminary purchase price allocation. Additionally, given their limited duration and specific purpose, the CVRs have not been reflected in the pro forma financial statements, as they do not directly impact the fair value of the assets acquired or liabilities assumed.

We will continue to assess whether additional disclosures are required based on the ongoing valuation and disposition process.

Exhibits

26.	Please file Kadimastem’s general framework agreement with the IIA as an exhibit to your registration statement. Alternatively, please advise.

Response: In response to the Staff’s comment, we have included the general framework agreement with the IIA as an exhibit to Amendment No. 2.

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Alexander Zwyer Chief Executive Officer